ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

December 22, 2003

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

03045532

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

SUPPL

Dear Sir or Madam:

Attached hereto is the Financial Calendar 2004 by the Company, which has been published by the Company since our last submission of December 11, 2003.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

JKG/dv
Enclosure

SEC MAIL RECEIVED PROCESSING
DEC 29 2003
WASH. D.C. 155 SECTION

dw 1/8

DOCSNY1:873244.1
13141-2 JG9

FILE NO.
82-3907

Financial Calendar 2004

Vienna International Airport

	Publication
Traffic Results 2003	January 15, 2004
Traffic Results January 2004	February 12, 2004
Traffic Results February 2004	March 11, 2004
Annual Results 2003	March 25, 2004
Traffic Results March 2004	April 15, 2004
14th Annual General Meeting	April 22, 2004 / 10:00 h
Deduction of Dividends (Ex-day)	April 27, 2004
Traffic Results April 2004	May 13, 2004
First Quarter 2004	May 13, 2004
Traffic Results May 2004	June 15, 2004
Traffic Results June 2004	July 13, 2004
Traffic Results July 2004	August 12, 2004
First Six Months 2004	August 26, 2004
Traffic Results August 2004	September 15, 2004
Traffic Results September 2004	October 13, 2004
Traffic Results October 2004	November 11, 2004
First Three Quarters 2004	November 18, 2004
Traffic Results November 2004	December 14, 2004